

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 6, 2007

Mr. Greg D. Smith
Chief Financial Officer
Minefinders Corporation LTD.
2288-1177 West Hastings Street
Vancouver, BC Canada V6E 2K3

>   **Re: Minefinders Corporation LTD.**
>   **Form 40-F for Fiscal Year Ended December 31, 2006**
>   **Filed March 29, 2007**
>   **Response Letter Dated August 29, 2007**
>   **File No. 1-31586**

Dear Mr. Smith:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 13 – United States Generally Accepted Accounting Principles, page 21

(a) Mineral exploration expenditures, page 21

1.   We note your response to our prior comment number four. Please explain why you believe the costs incurred related to condemnation drilling should be capitalized under U.S. GAAP. Please also clarify the timeline associated with these costs including whether or not a final feasibility study was complete when the cost were incurred.

2.   In addition, certain aspects of your response to our prior comment number four
        remain unclear. Please clarify if drilling and related costs incurred to convert
        existing mineral resources to reserves are capitalized or expensed under U.S.
        GAAP.

3.   Please clarify if drilling and related costs associated with identifying new inferred
        mineral resources at existing development or production stage projects are
        capitalized or expensed under U.S. GAAP.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief